Exhibit 4.9

CONSULTING AGREEMENT

This CONSULTING AGREEMENT (this “Agreement”) is entered into as of the 1st day of January, 2017(the “Effective Date”), by and between:

Hadasit Medical Research Services and Development Ltd. (“Hadasit”), whose address, for the purposes hereof, is P.O.Box 12000, Jerusalem 91120;

Prof. Dror Mevorach (the “Consultant”), whose address, for the purposes hereof, is care of Hadasit; and

Enlivex Therapeutics Ltd., an Israeli corporation having an address at (the “Company”), whose address, for the purposes hereof, is POB 12167 Jerusalem 91120.

WHEREAS,	Hadasit is a wholly owned subsidiary of Hadassah Medical Organization (“HMO”), and is authorized to enter this Agreement and to utilize HMO’s facilities, employees and agents for purpose of this Agreement, and the Consultant is an employee of HMO;

WHEREAS,	the Company is engaged in development of therapeutic applications resulting from the utilization of cells triggered to undergo apoptosis including dying cell clearance (“Field”) and further represents that it is the sole owner of any and all intellectual property rights thereto, and that to the best of its knowledge and without making any special inquiry, the execution of this Agreement does not infringe any third parties’ rights and/or any applicable law;

WHEREAS,	the Company is interested in receiving and Hadasit desires to make the Consultant serve as the Company’s chief scientific officer and as such report directly to the Company’s CEO and/or Board of Directors and provide the Company consulting services in the Field, which services are more fully detailed in Schedule A hereto (the “Services”), all under the terms and conditions herein.

NOW, THEREFORE, the parties agree as follows:

1.	SCOPE OF SERVICES

1.1.	During the Term (as defined below), Hadasit shall make the Consultant available to perform the Services as an independent consultant. The Company acknowledges that the Services rendered to the Company under this Agreement are supplementary to the Consultant’s duties as an active physician at HMO.

1.2.	Consultant shall perform the Services both off-site and on-site at the offices of the Company, as required. Should the Company and the Consultant agree that part of the Services should be performed outside HMO, all traveling expenses of the Consultant will be covered by the Company.

1.3.	All Services will be provided by the Consultant on part time basis, on an as-required basis and shall comply with all the Company’s internal procedures and regulations communicated to him.

1.4.	Consultant shall perform the Services in a diligent, timely, faithful, responsible, competent and trustworthy manner and with the highest degree of professionalism and in accordance with all applicable laws and regulations.

1.5.	Without derogating from the Company’s responsibilities hereunder, any amendment to the scope of the Services shall require the written consent of all of the parties hereto.

2.	TERM AND TERMINATION

2.1.	This Agreement shall become effective from the Effective Date and shall remain in force and effect for a period of twelve (12) months from the Effective Date, and shall be automatically extended for additional twelve (12) month periods thereafter, unless earlier terminated by the parties as set forth herein (the “Term”).

2.2.	Either party hereto may terminate this Agreement:

2.2.1.	immediately, upon the filing by any person of a petition for the winding-up or liquidation of any other party or the appointment of a receiver over a majority of the assets of the other party, and such petition is not dismissed within twenty one (21) days; or

2.2.2.	immediately, in the event of any breach by the other party of any material term of this Agreement, and such breach is not cured (if curable) within twenty one (21) days of delivery to the other party with a written notice of such material breach; or

2.2.3.	with prior written notice of thirty (30) days, for any reason.

2.3.	In the event of any termination pursuant to Section 2.2, the Company shall reimburse Hadasit for all costs and non-cancelable commitments incurred prior such termination with regard to the performance of any of Hadasit and/or the Consultant obligations pursuant to this Agreement. Upon expiration or termination of this Agreement for any reason whatsoever, Consultant shall assist in the transferring of the position, matters and documents under the Consultant’s supervision under the Services to whomever the Company shall determine and return to Company any equipment and/or other property of the Company, such as Company laptop.

2.4.	Termination of this Agreement by either party shall not affect the rights and obligations of the parties accrued prior to the effective date of the termination. The rights and obligations under Sections 2, 5, 6, 7, 8, 9, 11 and 13 will survive any termination or expiration of this Agreement.

3.	CONSIDERATION FOR THE SERVICES

In consideration for the execution of this Agreement and for the performance of the Services contemplated hereunder and in return for the Patents and Know-How (defined thereafter), the Company will provide Hadasit with such compensation as is set forth on Schedule B hereto.

Method of Payment: Either via check, made out to “Hadasit Medical Research Services and Development Ltd.”, or via a bank transfer to the following account:

Account name: Hadasit Medical Research Services & Development Ltd.

Account No.: 561600 /82

Bank: Leumi Le’Israel

Main Branch Jerusalem No. 968

Branch Address: 1 Kiryat Mada, Har Hotzvim, Jerusalem 9777601

Interbank Swift Code (TID): LUMIILITXXX

IBAN: IL670109680000056160082

4.	REPRESENTATION & WARRANTIES

4.1.	Consultant hereby represents and warrants that:

4.1.1.	The performance of the Services does not and will not breach or conflict with any other agreement and/or undertaking to which Consultant is a party or by which Consultant is bound by.

4.1.2.	He shall not to enter into any contractual relationship during the term of this Agreement which might create a conflict of interest with Consultant's obligations hereunder unless notifying the Company in advance.

4.1.3.	He shall not make any representations or give any guarantees on behalf of the Company, except as expressly authorized so to do.

4.1.4.	Save from receiving payment from Hadasit, the Consultant shall not receive any payment and/or benefit from any third party, directly or indirectly in connection with rendering the Services to the Company.

4.1.5.	He shall use the Company’s equipment and facilities only for the purpose of the Services. The Consultant acknowledges that the Company is permitted to have access to any files and transmissions stored or held in the Company’s computers and that such content is owned by the Company.

4.1.6.	He shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with Company any confidential, proprietary or non-public information or intellectual property relating to a current or former employer or any third party without the prior written permission of such third party.

4.2.	During the period of the Services and for a period of twelve months (12) months following the expiration or termination of this Agreement for any reason, the Consultant shall not directly (including, by any corporation, partnership or other entity for which the Consultant directly or indirectly holds a shareholder or other ownership position greater than five percent (5%)): (i) offer employment to, hire, engage or assist another in offering employment to, hiring or engaging (without regard to whether it would be in competition with the Company’s business) a person who is or was an employee of the Company or solicit the business of any such employee, in any such case without the prior written consent of the Company.

5.	CONFIDENTIAL INFORMATION

5.1.	For the purposes of this Agreement, “Confidential Information” shall mean any and all non-public, proprietary or confidential information in whatever form, including, data, trade secrets, know-how, technical and scientific information, databases, discoveries, conceptions, methods, processes, formulae, technology, innovations, business plans and other intellectual property that is disclosed or provided on a confidential basis for the purpose of rendering the Services to the Company in the Field to Hadasit and/or to the Consultant by the Company, whether in tangible or intangible form.

Notwithstanding the aforesaid, Confidential Information shall not include:

5.1.1.	information that is or becomes part of the public domain other than as a result of any breach of any obligations of confidentiality towards the Company;

5.1.2.	information made legitimately available to the Consultant by a third party without breach of any confidentiality obligation; and

5.1.3.	information that, as evidenced by written documentation, is independently known or developed by the Consultant, Hadasit and/or HMO, or any of their respective employees, agents or contractors, without any recourse to or reliance upon any Confidential Information.

5.2.	All Confidential Information shall be maintain in strict confidence and shall not be used or disclosed by the Consultant except in furtherance of this Agreement and the performance of the Services. Notwithstanding the aforesaid, in the event that the disclosure of any Confidential Information is required under any law, court writ or the demand of any competent authority, any such disclosure shall not be deemed a breach of this Agreement provided that prompt written notice of such demand or requirement is given to the Company prior to the actual disclosure, disclose no more information than is so required, and cooperate with any attempts by Company to obtain a protective order and/or confidential treatment.

5.3.	Unless expressly authorized by the Company, Hadasit and the Consultant each agree to maintain the confidentiality of all Confidential Information until the later to occur of:

5.3.1.	the lapse of five (5) years from the Effective Date; or

5.3.2.	the lapse of three (3) years from date of any termination of expiration of this Agreement.

5.4.	Upon termination of Consultant’s employment with Company for any reason, Consultant shall (x) cease and not thereafter commence use of any Confidential Information; (y) immediately destroy, delete or return to Company, at Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Consultant’s possession or control (including any of the foregoing stored or located in Consultant’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information, except that Consultant may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; (z) notify and fully cooperate with Company regarding the delivery or destruction of any Confidential Information in the possession of the Consultant.

6.	INTELLECTUAL PROPRTY

6.1.	Each party hereto retains all right, title and interest in any patent, patent application, trade secret, know-how and other intellectual property that was owned by such party prior to the Effective Date, and no license grant or assignment, express or implied, by estoppel or otherwise, is intended by, or shall be inferred from this Agreement.

6.2.	Data, information and documents, memoranda, conceptions, reports, results, books, notes, records, charts, formula, specifications, presentations, lists, drafts, patent applications and other documents as well as any inventions, discoveries, improvements, materials, compounds, methods, procedures and formulations, products, compositions, processes, ideas, conceptions, know-how, trade secrets, drawings, formulas, developmental or experimental work, research or clinical data, developments, designs and/or techniques, whether or not capable of being patented or copyrighted, made, conceived, developed, or first reduced to practice by the Consultant, either alone or jointly with others, in the Field that are as a result of rendering the Services and/or in connection with the performance of the Services under this Agreement (collectively the “Patents and Know-How”) shall be reported to Hadasit.

6.3.	The inventors/contributors (among which is the Consultant) shall fill-in a Disclosure of Invention from (known also as Invention Disclosure Form) in the format used by Hadasit and the Consultant share in the Patents and Know-How shall be assigned to Hadasit. The Patents and Know-How that the Consultant has inventorship rights are listed in Schedule C hereto and shall be updated from time to time (at least annually), and its updated list shall be annexed to this Agreement.

6.4.	The Consultant and Hadasit hereby each assign all right, title and interest in and to the Patents and Know-How to the Company, and undertake to cooperate with the Company and execute all documents, at Company's request, if and to the extent needed to give full effect to the Company's ownership, on a world-wide basis, of the Patents and Know-How at Company’s expense (but without special remuneration, provided that this Agreement has not been terminated or at an customary hourly rate if this Agreement has been terminated).

6.5.	An patent listed in Patents and Know-How listed Patents (in Schedule C) that the Company decides not to further pay patent expenses for, for no matter reason, shall be counter-assigned to Hadasit.

6.6.	The entire right and title in all inventions, discoveries, improvements or other technology, whether patentable or not, and all patent applications or patents based thereon, made or conceived by the Consultant that are not part of the Services shall be owned solely by Hadasit.

7.	USE OF NANE

The Company shall not use the names of Hadasit, HMO or the Consultant, without Hadasit’s prior written approval, all except for (x) references to scientific publications which are already in the public domain;(y) regulatory applications or as requested by regulatory authorities; (z) under law or applicable regulation; (v) investor presentations & communications, scientific posters and presentations referencing that the Consultant is the Company's chief scientific officer and its affiliation with Hadassah, as long as this Agreement is not terminated.

8.	INDEMNIFICATION, LIMITED LIABILITIES

8.1.	The Company shall defend, indemnify and hold harmless the Consultant, Hadasit, HMO and any of their respective employees, agents or contractors (collectively, the “Indemnitees”), promptly upon their first demand, from and against any loss, damage, liability and expense (including reasonable legal fees), with respect to any responsibility, charges, damages derived from product liability claim which may result from the performance of the Services. Indemnification obligations hereunder shall be proportionately reduced and shall not apply to the extent that any particular claim results from Indemnitee’s (a) breach of this Agreement, or (b) negligence, recklessness or willful misconduct. Notwithstanding the aforesaid, the Company’s indemnification obligations shall be subject to the Company being notified in writing as soon as practicable under the circumstances of any complaint or claim potentially subject to indemnification.

8.2.	Nothing contained in this Agreement shall be construed as a warranty by Hadasit and/or by the Consultant that the results of the Services will be useful or commercially exploitable or of any value whatsoever. In addition, and without derogating from the aforementioned, Hadasit and the Consultant disclaim all warranties, either express or implied, with respect to the Services, including without limitation implied warranties of merchantability, efficacy and fitness for a particular purpose. The entire risk arising out of the use of the results of the Services remains solely with the Company.

8.3.	Without derogating from the above, if Hadasit or the Consultant are found liable (whether under contract, tort (including negligence) or otherwise), the cumulative liability thereof for all claims whatsoever related to the Services or otherwise arising out of this Agreement, shall not exceed the total consideration actually paid to Hadasit by the Company pursuant to this Agreement.

8.4.	Neither party shall be liable (whether under contract, tort (including negligence) or otherwise) to the other party, or any third party for any indirect, incidental or consequential damages, including, without limitation, any loss or damage to business earnings, lost profits or goodwill and lost or damaged data or documentation, suffered by any person, arising from and/or related with and/or connected to this agreement even if such party is advised of the possibility of such damages.

The Consultant, Hadasit, AND HMO hereby waive any right and claim to any additional compensation of any kind from the Company, other as specifically stated in this Agreement

9.	INDEPENDENT CONTRACTORS

Each party hereto is an independent contractor and the relationship between the Company, Hadasit and the Consultant shall be that of client and independent contractor. Hadasit shall be solely responsible for the payment of the salaries, social rights and any other rights that the Consultant may be entitled to under any applicable law, including any deductions and allocations. Nothing contained herein shall be construed as forming employee-employer relations between the Company and Hadasit’s and HMO’s employees, agents or contractors (including the Consultant). It is agreed between the parties that in the event that, despite of this Section 9, a duly authorized legal body or other authorized forum, orders the Company to grant the Consultant rights and privileges of an employee for the Services rendered in accordance with this Agreement, the Consultant’s compensation/salary (including for all over-time hours, if relevant) shall be 55% of the total compensation to which the Consultant is entitled pursuant to this Agreement commencing from execution of this Agreement and the Consultant shall return to the Company the remaining 45% of the compensation paid to the Consultant.

10.	ASSIGNMENTS

This Agreement, and the rights and obligations hereunder, may not be assigned by any party hereto without the express written consent of the other parties, which shall not be unreasonably withheld. Notwithstanding, the Company may assign its rights and obligations hereto to its successor or by merger to a firm or corporation to which all or substantially all of the respective assets and business of the Company may be sold or otherwise transferred.

11.	APPLICABLE LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Israel. The competent courts in Jerusalem, Israel shall have exclusive jurisdiction over any dispute that may arise with respect to this Agreement.

12.	WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

13.	SEVERABILITY

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. Without limiting the generality of the foregoing, if the scope of any provision contained in this Agreement is too broad to permit enforcement to its full extent, but may be made enforceable by limitations thereon, such provision shall be enforced to the maximum extent permitted by law, and the Consultant hereby agrees that such scope may be judicially modified accordingly.

14.	ENTIRE AGREEMENT

This Agreement represents the entire understanding of the parties with respect to the subject matter hereof, including any previous employment/consulting of the Consultant by/to the Company. In the event of any inconsistency between this Agreement and any schedule hereto, the terms of this Agreement shall govern. The invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of any other term or provision hereof. This Agreement may be amended only by a written document signed by the parties hereto.

15.	NOTICES

All notices or other communications required or permitted to be made or given hereunder shall be deemed so made or given when hand-delivered or sent by confirmed facsimile, or the day after delivery to a recognized overnight courier service guaranteeing next-day delivery, charges prepaid, and properly addressed to such other party in accordance with the addresses as set forth in the preamble above or at such other address as may be specified by each party hereto by written notice similarly sent or delivered.

16.	COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which shall constitute together the same document.

[signatures appear on the following page]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the Effective Date.

Hadasit Medical Research Services and Development Ltd.		Enlivex Therapeutics Ltd.
Name:	Tamar Raz	Name:	Eyal Fima
Title:	Chief Executive Officer	Title:	Chief Executive Officer
Signature:	/s/ Tamar Raz	Signature:	/s/ Eyal Fima
Prof. Dror Mevorach
Signature:	/s/ Dror Mevorach

Schedule A

The Services

During the Term, the Consultant shall provide the following services in the Field to the Company (“Services”):

1.	Serve as the Chief Scientific Officer of the Company and, together with the CEO of the Company.

2.	Supervise the research, medical and development activities of the Company.

3.	Assist in various operations of the Company, subject to the direction and control of the Board of Directors of the Company;

4.	Report to Company’s Board of Directors or to any person designated by it with respect to all matters relating to the services hereunder, including monthly reports regarding these performed.

Schedule B

Consideration

A.	In consideration for the execution of this Agreement and simultaneously therewith, the Company shall:

1.	Cash Consideration

i.	Upon execution of this Agreement, pay Hadasit the sum of $63,333.33 plus V.A.T for past unpaid Consultant's Services' institutional overhead between April 2014 and until the Effective Date.

ii.	pay to the Consultant an annual consulting fee of One Hundred and fifty Thousand U.S. Dollars ($150,000.00) plus V.A.T if applicable (“Compensation”); payable in equal monthly instalments on the fifth of each month upon Hadasit providing the Company with an invoice. Payments will be in Israeli Shekels (IS) according to the official IS-US$ exchange rate as published by the Bank of Israel on the date of payment in (www.bankisrael.gov.il). Compensation will be divided between the Consultant and Hadasit in a ratio of 5/6-1/6 (five sixths [eighty three point thirty three percent] to the Consultant and one sixth [sixteen point sixty six percent] to Hadasit).

2.	Consultancy Services Options

 grant the Consultant and Hadasit an option to purchase 9,888,448 ordinary shares of the Company, which consist of 8,240,373 options granted to Consultant on January 6th, 2015 and 1,648,075 options that will be granted to Hadasit on the Effective Date, this will conclude the split between the Consultant and Hadasit in a ratio of 5/6-1/6 (five sixths to the Consultant and one sixth to Hadasit) (the “Consultant Options”). The Consultant Options shall be fully vested and exercisable at a price per share of NIS [$0.13].

3.	Reconciliation Options

grant the Consultant and Hadasit an option to purchase 1,050,754 ordinary shares of the Company constituting one and a half percent (1.5%) of the share capital of Company as of the date of grant, which consist of 630,345 options that will be granted to Consultant and 420,229 options that will be granted to Hadasit on the Effective Date, at a split between the Consultant and Hadasit in a ratio of 40% to the Consultant and 60% to Hadasit a full consideration for the rights in the Patents and Know-How during the period that no valid consulting agreement was in force. These Options shall be fully vested and exercisable at a price per share of NIS [$0.13]

B.	The Consultant will be reimbursed for out of pocket expenditures related to the performance of the Services, subject to prior written approval of the Company. The Company will cover all reasonable costs of travel, local transportation, stay (including meals) and hotel accommodation for each visit overseas of the Consultant as part of the provision of the Services provided such expenses were agreed in advance in accordance with the reasonable standards and procedures established by the Company and communicated to the Consultant. The travel related arrangements (such as decent hotel - at least 4 starts hotel from a worldwide chain, bookings and flights) shall be arranged and paid by the Company, and be subject to the booking and overhead procedures of HMO management.

Schedule C

Patents and Know How

Patents

1.	US 8,617,561 IMMUNE DISEASE MEDICAMENT COMPRISING A MODULATOR OF THE BINDING BETWEEN A HEPARIN BINDING DOMAIN OF THROMBOSPONDIN-1 AND A BETA1 INTEGRIN

2.	P-77821 DISEASE THERAPY USING DYING OR DEAD CELLS

3.	P-77824 THERAPEUTIC APOPTOTIC CELL PREPARATIONS, METHOD FOR PRODUCING SAME AND USES THEREOF

4.	P-78621 THERAPEUTIC POOLED BLOOD APOPTOTIC CELL PREPARATIONS AND USES THEREOF

Know how

5.	Methods for manufacturing apoptotic cells from matched and non-matched allogenic donor or pooled donors.

6.	Methods for manufacturing apoptotic cells from autologous (self) patient/subject.

7.	Methods for in process and release testing of apoptotic cells.

8.	Methods of treating cancer with apoptotic cells or apoptotic cell supernatant, either as a stand-alone treatment of as combination with other therapies

9.	Methods of manufacturing apoptotic cell supernatant